Exhibit 3

METAMORPHIX, INC.
SERIES E CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT

THIS SERIES E CONVERTIBLE PREFERRED STOCK PURCHASE AGREEMENT (the “Agreement”) is made and entered into as of December 28, 2005, by and between New Frontiers Capital, LLC, a Delaware limited liability company (“Buyer”), Applera Corporation, a Delaware corporation (“Seller”), and Metamorphix, Inc., a Delaware corporation (the “Company”).

WHEREAS, Seller owns 2,000,000 shares of Series E Convertible Preferred Stock, par value $.001 per share (the “Series E Preferred”) of Metamorphix, Inc., a Delaware corporation (the “Company”), and Seller desires to sell certain of such shares;

WHEREAS, the terms and conditions of the Series E Preferred are set forth in a certain Certificate of Designations of Series E Convertible Preferred Stock filed with the Secretary of State of the State of Delaware on February 28, 2002 (the “Certificate of Designations”);

WHEREAS, Seller desires to sell 1,542,857 of the Series E Preferred (the “Offered Shares”) to Buyer, and Buyer desires to purchase the Offered Shares from Seller, pursuant to the terms and conditions of this Agreement; and the Company has agreed to enter into this Agreement with the Buyer and the Seller and bind itself to its covenants, representations, warranties, and other agreements and obligations contained herein only because the Buyer has separately delivered to the Company the Financing Commitment referred to, and defined in, Section 8(e) below;

WHEREAS, Seller is a party to that certain Shareholders Agreement, dated as of February 28, 2002 (the “2002 Shareholders Agreement”), by and among the Company, the Seller, and each of the several other shareholders of the Company who have executed a counterpart of that agreement (each, a “Shareholder” and collectively, the “Shareholders”), and Buyer desires to succeed to all of the rights of Seller in that Agreement with respect to, and to the extent of, the Offered Shares, except for those rights of Seller to be retained by Seller, all as more specifically set forth herein;

WHEREAS, concurrently with the execution and delivery of this Agreement, the Company is waiving its right of first refusal to purchase the Offered Shares pursuant to Article III of the 2002 Shareholders Agreement pursuant to a Waiver of Right to Receive Notice of even date herewith; the Seller will, upon execution and delivery of this Agreement, give notice to the other Shareholders of their right of first refusal pursuant to Article III of the 2002 Shareholders Agreement substantially in the form attached hereto as Exhibit A (the “ROFR”; and the notice to the other Shareholders being referred to as the “ROFR Notice”), and the transactions contemplated hereby shall be contingent upon the ROFR not being exercised; and the co-sale provisions of Article IV of the 2002 Shareholders Agreement do not apply to this sale and purchase of Shares under this Agreement as this sale and purchase of Shares will not result in the acquisition by any person, entity, or group of related persons or entities of more than 50% of the outstanding voting power of the Company; and

WHEREAS Seller is a party to that certain Registration Rights Agreement, dated as of February 28, 2002, (the “2002 Registration Agreement”), by and among the Company, the Seller, and the other Shareholders (other than Se-Jin Lee, who is a party to the 2002 Shareholders Agreement but did not sign the 2002 Registration Agreement), and Buyer desires to succeed to the rights of Seller in that Agreement with respect to, and to the extent of, the Offered Shares.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.             Purchase and Sale of Stock.  At the Closing and upon the terms and conditions set forth in this Agreement, Seller shall sell, transfer and assign to Buyer, and Buyer shall purchase from Seller, all of Seller’s right, title and interest in and to the Offered Shares.  The purchase price for the Offered Shares shall be $3,124,373 (the “Purchase Price”).  To the extent required under the 2002 Shareholders Agreement, the Company hereby consents to this sale of the Offered Shares and expressly confirms that the provisions of Sections 2.02 and 2.03 of the 2002 Shareholders Agreement have been met by virtue of the covenants, representations, and warranties contained in this Agreement.

2.             Closing.  Subject to the terms and conditions contained in this Agreement, the purchase and sale of the Shares hereunder (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 200 East Randolph, Chicago, Illinois, 60601 as soon as practicable following the satisfaction of the closing conditions set forth in Section 3 hereof.  Prior to the Closing, Seller shall deliver to the Company its existing stock certificate representing the shares of Series E Preferred held by the Seller, including the Offered Shares (accompanied by an appropriate stock power or assignment for the transfer of the Offered Shares to Buyer), to be held by the Company in escrow pending the Closing.  At Closing,  (a) Buyer shall deliver the Purchase Price for the Shares by wire transfer of immediately available funds to a bank account designated in writing by Seller; and (b) thereupon Buyer and Seller shall jointly issue to the Company, and the Company shall issue new stock certificates in accordance with, a written instruction regarding the cancellation of Seller’s existing stock certificate and the issuance and delivery:  (i) to Buyer of a new stock certificate representing the Offered Shares; and (ii) to Seller a new stock certificate representing the remaining shares held by Seller after the Closing (the “Retained Shares”).

3.             Shareholder Matters and other Covenants.  The Seller, the Buyer, and the Company agree to the following, all of which shall be effective as of the Closing, and none of which shall be effective if the Closing does not occur, except as otherwise expressly set forth below.

(a)  Buyer’s Joinder and Assumption of Obligations.  Pursuant to and as contemplated by Sections 2.02 and 9.07 of the 2002 Shareholders Agreement, and pursuant to and as contemplated by Section 9.02 of the 2002 Registration Agreement, with effect from the Closing the Buyer shall be deemed to have joined the 2002 Shareholders Agreement and the 2002 Registration Agreement and agrees that it shall be bound by the terms of the 2002 Shareholders Agreement as a “Shareholder” thereunder and the 2002 Registration Agreement as a “Shareholder” and holder of “Registrable Securities” thereunder and to abide by all of the provisions of those agreements with the same force and effect as if the Buyer was an original party thereunder.  Notwithstanding this joinder, the Seller, by virtue of its continuing to hold shares of Series E Preferred after the Closing, will continue to be bound to the 2002 Shareholders Agreement as a “Shareholder” thereunder and the 2002 Registration Agreement as a “Shareholder” and holder of “Registrable Securities” thereunder.  For purposes of the notices provisions of both of those agreements (Section 9.06 of the 2002 Shareholders Agreement and Section 9.08 of the 2002 Registration Agreement), the mailing address of the Buyer is as follows:

New Frontiers Capital, LLC

1111 S. Willis Avenue

Wheeling, Illinois  60090

(b)  Transfer of Shareholder Agreement Rights.  Pursuant to and as contemplated by Sections 2.02 and 9.07 of the 2002 Shareholders Agreement, and subject to Section 3(d) below, with effect from the Closing, Seller shall be deemed to have transferred to the Buyer,  with respect to and to the extent of the Offered Shares, all of Seller’s rights under the 2002 Shareholders Agreement (except for those rights specifically retained by Seller herein) as a party to, and a “Shareholder” and “Strategic Shareholder” pursuant to, the 2002 Shareholders Agreement; provided, however, that all of the rights granted to Seller as “Celera” pursuant to Sections 6.01, 6.02, and 7.03 of the 2002 Shareholders Agreement shall be deemed transferred in full from Seller to Buyer with effect from the Closing.  Notwithstanding anything to the contrary contained herein, (x) from and after the Closing, the Seller shall continue to have all of the rights as a party to, and as a “Shareholder” pursuant to, the 2002 Shareholders Agreement with respect to and to the extent of the Retained Shares, and without limitation shall continue to have the rights granted to “Celera” in Section 5.01 of the 2002 Shareholders Agreement, with respect to and to the extent of the Retained Shares (though Seller hereby acknowledges that it does not intend to exercise its Section 5.01 rights in relation to the issuance of shares in connection with the consummation of the transaction contemplated by the Financing Commitment, and hereby waives in advance its rights under Section 5.01 in that regard); and (y) Seller is expressly not transferring, and will continue to have the benefit of and be entitled to enforce, Section 7.06 of the 2002 Shareholders Agreement regardless of the extent of its share ownership in the Company.

(c)  Transfer of Registration Agreement Rights.  Pursuant to and as contemplated by Section 9.02 of the 2002 Registration Agreement, with effect from the Closing, Seller shall be deemed to have transferred to the Buyer, (i) with respect to and to the extent of the Offered Shares, Seller’s rights as a party to, and a holder of, “Registrable Securities” pursuant to, the 2002 Registration Agreement; and (ii) with respect to and to the extent of the Offered Shares, the rights granted to Seller as “Celera” pursuant to Sections 9.04(a) and (b) of the 2002 Registration Agreement (with the understanding that the partial transfer of the consent right in Section 9.04(a) means that both Seller’s and Buyer’s approval is required to satisfy the consent requirement specified in Section 9.04(a)).  Notwithstanding the transfer of rights to Buyer as contemplated by this paragraph, from and after the Closing, the Seller shall continue to have all of the rights of a “Shareholder” and holder of “Registrable Securities” pursuant to the 2002 Registration Agreement, with respect to and to the extent of the Retained Shares.

(d)  Additional Seller Rights.  The Company agrees that from and after the Closing, without affecting and in addition to the transfer of rights contemplated by Section 2(b) above, for so long as Seller continues to own at least 300,000 of the Retained Shares, (i) the Company shall not undertake, or commit to undertake, or approve any of the following matters without the express prior written consent of the Seller in each case and regardless of whether or not the Company has obtained the requisite consent or approval of other shareholders:  (x) the matters referred to in Sections 2, 3, and 5 of Exhibit A to the Certificate of Designations that require, per the terms and conditions of those provisions, the consent or approval of holders of the Series E Preferred; and (y) the matters referred to in Sections 6.02(d) and (e) of the Shareholders Agreement; and (ii) the Company agrees that it shall provide prompt written notice to the Seller of any information of the type referred to in Section 7.03 of the Shareholders Agreement.

(e)  Seller’s Waiver of Prior Covenant Regarding Anti-Dilution Rights.  Effective as of the Closing, Seller hereby agrees that it shall be deemed to have forever thereafter waived its rights pursuant to clause (b) of that certain October 1, 2003, Amendment No. 4 to Livestock Database Agreement and Amendment No. 2 to Subscription Agreement, executed as of October 1, 2003, between the Company and the Seller, regarding modifications or alterations to, or arrangements alternate to, the provisions of Section 6(e) of Exhibit A to the Certificate of Designations.  For the avoidance of doubt, neither this Section 3(e) nor anything else contained herein is a waiver of any provision of the Certificate of Designations.

(f)  Buyer’s Agreement Regarding Conversion of Preferred Stock.  Effective from and after the Closing hereunder, Buyer agrees that it shall not without the express prior written consent of Seller exercise its rights under Section 6(b) of Exhibit A to the Certificate of Designations to convert shares of Series E Preferred in a quantity that would trigger the automatic conversion of all of the Series E Preferred under Section 6(a)(ii) of Exhibit A to the Certificate of Designations.

(g)  Option Agreement between the Company and the Seller.  The Company acknowledges that it has an option (the “Option”) to purchase 500,000 shares of Series E Preferred from the Seller pursuant to the Repayment, Option, and Consent Agreement dated as of May 28, 2004, between the Company and the Seller (the “Option Agreement”), and that if the Closing occurs the number of Retained Shares (i.e., 457,143) would be insufficient for Seller to comply with the Option (the amount of such deficiency, i.e. 42,857 shares of Series E Preferred, being referred to as the “Option Share Deficiency”).  Accordingly, (i) the Company hereby expressly acknowledges and agrees, with effect from the execution and delivery of this Agreement, that Seller’s entry into this Agreement and commitment to sell the Offered Shares hereunder shall not be considered a violation, in any respect, of the Option Agreement; and (ii) with effect from the Closing, the Option Agreement shall be deemed amended such that the Option shall be expressly limited to the number of Retained Shares, and in particular the reference in Section 1A of the Option Agreement to “Five Hundred Thousand (500,000)” shall be deemed replaced with “457,143”.  Furthermore, notwithstanding Section 9D of the Option Agreement, the Company expressly agrees that the Buyer shall acquire the Offered Shares hereunder free and clear in all respects of the Seller’s obligations under the Option Agreement.  The Option Agreement shall otherwise remain in full force and effect without modification by virtue of this Agreement, and regardless of whether or not the Closing occurs, and without limitation the agreements contained in this Section 3(g) shall not affect the Option Payment (as defined in the Option Agreement) or require Seller to return any portion of such Option Payment.

(h)  Option Agreement between the Company and the Buyer.  With effect from the Closing, the Buyer shall be deemed to have granted to the Company an option to purchase the Option Share Deficiency.  Such option and the exercise thereof shall be subject to the terms and conditions as are specified in the Option Agreement in respect of the Option.

4.             Closing Conditions.

(a)  Conditions to the Obligations of Seller. The obligation of the Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing:

(i)                                     the representations and warranties set forth in Sections 8 and 9 hereof shall be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing were substituted for the date of this Agreement throughout such representations and warranties;

(ii)                                  the Buyer shall have performed in all material respects all the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing;

(iii)                               Buyer shall have made the payment set forth in Section 1 of this Agreement and as provided for in Section 2 of this Agreement;

(iv)                              The rights of the other Shareholders pursuant to the ROFR with respect to the transactions contemplated hereby shall have lapsed without an effective exercise of the ROFR;

(v)                                 no suit, action or other proceeding, or injunction or final judgment, order or decree relating thereto, shall be pending or overtly threatened before any court or any governmental or regulatory body or authority in which it is sought to restrain or prohibit or to obtain damages or other relief (including rescission) in connection with the transactions contemplated hereby; no investigation that would result in any such suit, action or proceeding shall be pending or overtly threatened and no such judgment, order or decree shall have been entered and not subsequently dismissed with prejudice.

(vi)                              at the Closing, the Buyer shall have delivered to the Seller all of the following:

(A)                              a certificate signed by the Buyer in form reasonably satisfactory to the Seller, dated the date of the Closing, stating that the conditions specified in subsections (i) (in relation to Section 8 of this Agreement), (ii), and (iii) have been fully satisfied as of the Closing; and

(B)                                such other documents or instruments as are required to be delivered at the Closing pursuant to the terms hereof or that the Seller reasonably requests prior to or on the Closing Date to effect the transactions contemplated hereby.

(vii)                           at the Closing, the Company shall have delivered to the Seller a certificate signed by the Company in form reasonably satisfactory to the Seller, dated the date of the Closing, stating that the condition specified in subsection (i) above (in relation to Section 9 of this Agreement) has been fully satisfied as of the Closing

All proceedings to be taken by the Buyer in connection with the consummation of the transactions contemplated hereby and all documents required to be delivered by the Buyer to effect the transactions contemplated hereby reasonably requested by the Seller shall be reasonably satisfactory in form and substance to the Seller, and any condition specified in this Section 4(a) may be waived only in writing by the Seller.

(b)  Conditions to the Obligations of the Buyer. The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following conditions as of the Closing:

(i)                                     the representations and warranties set forth in Section 7 and 9 hereof shall be true and correct in all material respects at and as of the Closing Date as though then made and as though the Closing were substituted for the date of this Agreement throughout such representations and warranties;

(ii)                                  the Seller shall have performed in all material respects all of the covenants and agreements required to be performed by the Seller under this Agreement at or prior to the Closing, including the delivery of its stock certificate to the Company to be held in escrow pending the Closing as contemplated by Section 2;

(iii)                               there shall have been no material adverse change, between the date hereof and the Closing Date, in the financial condition, operating results, assets, operations, or business prospects of the Company (Buyer is not relying in any respect on Seller for this information, and will make any determination in this regard independently based on its due diligence investigation of the Company as described in Section 8(d) below); provided that Buyer cannot assert a failure of this condition to be met unless Buyer provides Seller, in writing, an explanation of the facts and circumstances alleged to constitute such material adverse change along with such other supporting information as is necessary to reasonably document the occurrence of such material adverse change; and for purposes of this paragraph a material adverse change would include, but not be limited to, (x) the bankruptcy, liquidation, or dissolution of the Company, (y) the early termination by the Company or Monsanto Company of their Swine Improvement Agreement as a result of the failure of the non-terminating party to perform its obligations under that agreement; or (z) the early termination by the Company, on the one hand, or Excel Corporation or Cargill Inc., on the other, of their Joint Development and Joint Marketing Agreement as a result of the failure of a non-terminating party to perform its obligations under that agreement.

(iv)                              no suit, action or other proceeding, or injunction or final judgment, order or decree relating thereto, shall be pending or overtly threatened before any court or any governmental or regulatory body or authority in which it is sought to restrain or prohibit or to obtain damages or other relief (including rescission) in connection with the transactions contemplated hereby, or that would reasonably be expected to have a material adverse effect on the financial condition, operating results, assets, operations or business prospects of the Company; no investigation that would reasonably be expected to result in any such suit, action or proceeding shall be pending or overtly threatened and no such judgment, order or decree shall have been entered and not subsequently dismissed with prejudice;

(v)                                 Seller shall have delivered the ROFR Notice to the other Shareholders; and the rights of the other Shareholders pursuant to the ROFR with respect to the transactions contemplated hereby shall have lapsed without an effective exercise of the ROFR;

(vi)                              at the Closing, the Seller shall have delivered to the Buyer all of the following:

(A)                              a certificate signed by the Seller in a form reasonably satisfactory to the Buyer, dated the date of the Closing, stating that the conditions specified in subsections (i), (ii) and (v) above have been fully satisfied as of the Closing; and

(B)                                such other documents or instruments as are required to be delivered at the Closing pursuant to the terms hereof or that the Buyer reasonably requests prior to or on the Closing Date to effect the transactions contemplated hereby.

(vii)                           at the Closing, the Company shall have delivered to the Buyer a certificate signed by the Company in form reasonably satisfactory to the Buyer, dated the date of the Closing, stating that the condition specified in subsection (i) above (in relation to Section 9 of this Agreement) has been fully satisfied as of the Closing.

All proceedings to be taken by the Seller and/or the Company in connection with the consummation of the transactions contemplated hereby and all certificates, opinions, instruments and other documents required to effect the transactions contemplated hereby reasonably requested by the Buyer shall be satisfactory in form and substance to the Buyer, and any conditions specified in this Section 4(b) may be waived only in writing by Buyer.

5.             Covenants Prior to Closing

(a)  Subject to the terms of this Agreement, each party shall use its commercially reasonable best efforts to cause the Closing to occur.

(b)  Unless and until this Agreement is terminated by its terms, and subject to the Seller’s delivery of the ROFR Notice and express right to consummate a sale of the Offered Shares to other Shareholders if the ROFR is exercised, (i) none of Seller nor any of its representatives, officers, directors, or employees shall, directly or indirectly, (A) solicit, initiate or encourage the submission of any proposal, indication of interest or offer (a “Proposal”) from any person or entity relating to any transaction (other than an internal reorganization or similar transaction) the primary purpose of which is the sale or other disposition of the Offered Shares or (B) participate in any discussions or negotiations regarding, or otherwise cooperate in any way with, any other person or entity to do or seek to do any of the foregoing, and (ii) Seller shall promptly notify Buyer if any such Proposal, or any inquiry or contact with any person or entity with respect thereto, is made.

6.             Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)  by the mutual written consent of the Buyer and the Seller; or

(b)  by either the Buyer or the Seller if, after the ROFR Notice is delivered to the other Shareholders, any or all of such Shareholders effectively exercise the ROFR for the purchase of all of the Offered Shares;

(c)  by the Buyer if there has been a material misrepresentation, material breach of warranty or material breach of a covenant by the Seller in the representations, warranties or covenants set forth in this Agreement, which in the case of any breach of covenant hereunder has not been cured within ten (10) business days after written notification thereof by the Buyer; or

(d)  by the Seller if there has been a material misrepresentation, material breach of warranty or material breach of covenant by the Buyer in the representations, warranties or covenants set forth in this Agreement, which in the case of any breach of covenant hereunder has not been cured within ten (10) business days after written notification thereof by the Seller; or

(e)  by either the Buyer or the Seller if the transactions contemplated hereby have not been consummated by February 28, 2006;

provided that neither the Buyer nor the Seller shall be entitled to unilaterally terminate this Agreement pursuant to this Section 6 if such party’s willful or knowing breach of this Agreement has prevented the consummation of the transaction contemplated hereby.  In the event of termination by the Seller or the Buyer pursuant to this Section 6, written notice thereof (describing in reasonable detail the basis therefor) shall promptly be delivered to the other party.

7.             Representations and Warranties of Seller.  Seller hereby represents and warrants to Buyer as follows (expressly subject to the disclaimer set forth in Section 11(b) below):

(a)  Ownership.  All of the Offered Shares are owned of record and beneficially by Seller, and Seller has good and marketable title to such Offered Shares, free and clear of all security interests, claims, liens, pledges, options, encumbrances, charges, agreements, voting trusts, proxies and other arrangements or restrictions whatsoever (“Encumbrances”) other than: restrictions on transfer imposed by securities laws; the 2002 Shareholders Agreement, the 2002 Registration Agreement, the Certificate of Designations, and obligations contained therein and liabilities arising thereunder; and the Seller’s obligations under the Option Agreement

(collectively, “Permitted Encumbrances”).  At the Closing, Seller shall transfer to Buyer good and marketable title to the Shares, free and clear of all Encumbrances arising through Seller other than Permitted Encumbrances.

(b)  Authorization.  This Agreement has been duly authorized, executed and delivered by Seller and constitutes a valid and legally binding obligation of Seller, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally, and the application of equitable principles (whether considered in a proceeding at law or in equity).

(c)  Conflicts.  The execution, delivery and performance of this Agreement by Seller do not conflict with, violate or result in the breach of, or create any lien or encumbrance on the Offered Shares pursuant to, any agreement, instrument, order, judgment, decree, law or governmental regulation to which Seller is a party or is subject or by which the Offered Shares are bound, except for federal and state securities laws and Seller’s obligations regarding the ROFR.

(d)  Securities Laws Matters.  The Seller is not an “issuer” or “dealer” as each of those terms is defined in the Securities Act of 1933, and the sale of the Shares contemplated hereby is exempt from registration under the Securities Act of 1933.

8.             Representations and Warranties of Buyer.  Buyer represents and warrants to Seller and the Companyas follows:

(a)  Authorization.  The execution and performance of this Agreement have been duly authorized by all necessary action on the part of Buyer, and this Agreement when executed and delivered shall constitute a valid and legally binding obligation of Buyer, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally, and the application of equitable principles (whether considered in a proceeding at law or in equity).

(b)  Conflicts.  The execution, delivery and performance of this Agreement by Buyer do not conflict with, violate or result in the breach of, any agreement, instrument, order, judgment, decree, law or governmental regulation to which Seller is a party or is subject, except for federal and state securities laws.

(c)  Share Ownership.  Buyer does not own any capital stock of the Company and is not a party to any contract for the purchase of any capital stock of the Company that would cause the transactions hereby to be subject to the provisions of Article IV of the 2002 Shareholders Agreement.

(d)  Investment Representations.

(i)                                     Investment.  Buyer understands that the Offered Shares have not been registered under the Securities Act of 1933 on the basis that the sale provided for in this Agreement is exempt pursuant to Sections 4(1) and 4(2) of the Securities Act of 1933 (the “Securities Act”) and that the reliance of Seller and the Company on such exemptions is predicated upon Buyer’s representations set forth herein.  Buyer is acquiring the Offered Shares for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof, and it has no present intention of selling, granting any participation in, or otherwise distributing the same.  Buyer understands that the Offered Shares have not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act.

(ii)                                  Experience; Risk.  The Buyer is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act and has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the ownership of the Offered Shares and of protecting its interests in connection therewith.  Buyer is able to fend for itself and has the ability to bear the economic risk of the investment, including complete loss of its investment, in the Offered Shares.  Buyer is experienced in evaluating and investing in companies such as the Company.

(iii)                               Restricted Securities; Rule 144.  Buyer understands that the Offered Shares will be a “restricted security” under the Federal securities laws inasmuch as they are being acquired in a transaction not involving a public offering and that under such laws and applicable regulations, the Offered Shares may be resold without registration under the Securities Act only in certain limited circumstances.  Buyer acknowledges that the Offered Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available.  Buyer is aware of the provisions of Rule 144 promulgated under the Securities Act, which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions, including, among other things, (i) the existence of a public market for the Offered Shares, (ii) the availability of certain current public information about the Company, (iii) the resale occurring not less than one year (or two years for affiliates) after a party has purchased and paid for the security to be sold, (iv) the sale being effected through a “broker’s transaction” or in transactions directly with a “market maker” (as provided in Rule 144(f)), and (v) the number of shares being sold during any three-month period not exceeding specified limitations.

(iv)                              Investment Agreements; Shareholders Agreement Restrictions.  Buyer represents and warrants that it has been provided with, has reviewed with professional advisors as it has deemed necessary, and understands the terms and conditions of the Certificate of Designations, the 2002 Shareholders Agreement, the 2002 Registration Agreement, and the Option Agreement.  Buyer further understands that the Offered Shares will be subject to additional restrictions on transfer and other dispositions as set forth in the 2002 Shareholders Agreement, and that certificates evidencing the Offered Shares will bear restrictive legends referred to in that agreement.

(v)                                 Residence.  The office or offices of the Buyer in which its investment decision was made are located in the State of Illinois.

(vi)                              Disclaimers Regarding Company Matters.  Buyer represents, warrants, and agrees that:  (x) its has conducted its own independent investigation, analysis and assessment of the Company, including its financial condition (including liabilities), operating results, assets, operations, and business prospects, (y) in connection with that investigation, Buyer has had an opportunity to discuss the Company’s financial condition (including liabilities), operating results, assets, operations, and business prospects, with Company management and to obtain any additional information Buyer considers necessary or appropriate for deciding whether or not to purchase the Offered Shares; and (z) it has not relied on the Seller or any of its respective agents, employees, or other representatives or other person representing or purporting to represent the Seller for any such information, nor has it relied on any of the foregoing persons for any investment advice or other recommendation in connection with Buyer’s purchase of the Offered Shares.

(e)  Buyer’s Additional Investment to Company.  Buyer has committed to the Company that it will make an additional investment in the Company of $2.6 million, upon certain terms and conditions, all of which are set forth in Exhibit B (the “Financing Commitment”).

9.             Representations and Warranties of the Company.  The Company represents and warrants to Seller and Buyer that:  the outstanding capital stock of the company is as set forth in Schedule 9 attached hereto; this Agreement has been duly authorized, executed and delivered by the Company and constitutes a valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws affecting the enforcement of creditors’ rights generally, and the application of equitable principles (whether considered in a proceeding at law or in equity); the execution, delivery and performance of this Agreement by the Company do not conflict with, violate or result in the breach of, or create any lien or encumbrance on the Offered Shares pursuant to, any agreement, instrument, order, judgment, decree, law or governmental regulation to which the Company is a party or is subject or by which its assets are bound; the “Conversion Price” for each share of Series E Preferred, as defined in the Certificate of Designations, is $4.00 per share; and the Shareholders listed in the ROFR Notice, together with Seller and the Company, are the only parties to the 2002 Shareholders Agreement, and such Shareholders (excluding Se-Jin Lee), together with Seller and the Company, are the only parties to the 2002 Registration Agreement. The Company represents and warrants to the Seller that (a) the stock ledger of the Company does not contain any entries reflecting that the Buyer owns any capital stock of the Company and the Company has not been requested to effect any transfer on its books that would result in such an entry, and (b) except as set forth in this Agreement and in the Financing Commitment, Buyer is not a party to any contract with the Company for the purchase of any capital stock of the Company.

10. Survival of Representations and Warranties.  All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the Closing hereunder.

11. Indemnification and Disclaimers.

(a)  Subject to clause (b)  below, each party shall indemnify the other and hold such other party harmless against and in respect of any and all losses, liabilities, damages, obligations, claims, encumbrances, costs and expenses (including, without limitation, costs of suit and attorneys’ fees and expenses) incurred by such other party resulting from any breach of any representation, warranty, covenant or agreement made by a party herein or in any instrument or document delivered hereunder hereto.

(b)  NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, THE OFFERED SHARES ARE BEING SOLD TO BUYER HEREUNDER “AS IS” AND “WHERE IS” EXCEPT AS EXPRESSLY SET FORTH IN SECTION 7(a) ABOVE, AND SELLER DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES REGARDING (I) THE OFFERED SHARES, EXCEPT AS EXPRESSLY SET FORTH IN SECTION 7(a) ABOVE, OR (II) THE COMPANY OR ITS FINANCIAL CONDITION (INCLUDING LIABILITIES), OPERATING RESULTS, ASSETS, OPERATIONS, OR BUSINESS PROSPECTS; AND WITHOUT LIMITATION OF THE FOREGOING, TO THE FULLEST EXTENT PERMITTED BY LAW, SELLER EXPRESSLY DISCLAIMS ANY AND ALL EXPRESS AND IMPLIED REPRESENTATIONS AND WARRANTIES (AND BUYER EXPRESSLY ACKNOWLEDGS AND AGREES TO SUCH DISCLAIMER) REGARDING (I) THE OFFERED SHARES, EXCEPT AS EXPRESSLY SET FORTH IN SECTION 7(a) ABOVE, AND (II) THE COMPANY OR ITS FINANCIAL CONDITION (INCLUDING LIABILITIES), OPERATING RESULTS, ASSETS, OPERATIONS, OR BUSINESS PROSPECTS.

12.  Complete Agreement; Benefit.

(a)  This Agreement constitutes the entire agreement between the parties hereto regarding the subject matter of this Agreement and supersedes and preempts any prior understandings, agreements or representations, written or oral, which may have related to the subject matter hereof.  Without limitation of the foregoing, this agreement expressly supersedes the Non-Binding Summary of Proposed Terms, including the restrictive covenant contained in such document relating to “Proposals” (as such term is defined therein), which was executed and delivered by Seller on October 11, 2005 and Buyer on October 12, 2005.  The provisions of Section 3(a) are for the express benefit of the all of the Shareholders.

(b)  The Company acknowledges that (i) Seller is not a party to the Financing Commitment, (ii) the Financing Commitment is not part of this Agreement, and this Agreement does not confer any rights to Seller in respect of the Financing Commitment, and (iii) therefore Seller has no right to enforce the Financing Commitment and neither the Company nor the Buyer need to seek the approval of Seller to amend the Financing Commitment, waive any provision of the Financing Commitment, or terminate the Financing Commitment.  Accordingly, the Company confirms and agrees that the Company’s covenants, representations, warranties, and other agreements and obligations contained herein are not subject in any manner to or conditional upon Buyer’s performance under the Financing Commitment and shall not be altered in any manner by Buyer’s failure to perform under the Financing Commitment, in whole or in part, or any amendment or modification of the Financing Commitment, or any other fact and circumstance of any nature whatsoever in relation to the Financing Commitment, performance thereunder or failure to perform thereunder.  The Company further acknowledges that Seller is also not responsible for any other obligation of Buyer hereunder or otherwise, and Buyer’s failure to perform or inadequate performance of any such obligations shall not, as between the

Company and the Seller, have any affect whatsoever on the Company’s covenants, agreements, warranties, and other agreements and obligations contained herein.

(c)  The Company agrees that if the ROFR is effectively accepted by one or more Shareholders and Seller becomes obligated to sell the Offered Shares to such Shareholder or Shareholders, the Company would enter into a corresponding agreement with such Shareholder or Shareholders containing substantially equivalent terms and conditions as are set forth herein to enable Seller to comply with its ROFR obligations (which for the avoidance of doubt must include the provision of a financing commitment on the same terms and conditions as are set forth in the Financing Commitment).

13.  Counterparts.  This Agreement may be executed in two or more counterparts and by the parties in separate counterparts, each of which shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

14.  Further Assurances.  After the Closing, as and when requested by Buyer, Seller shall, without further consideration, execute and deliver all such instruments of conveyance and transfer and shall take such further actions as Buyer may in its reasonable judgment deem necessary or desirable in order to give effect to the transfer the Offered Shares to Buyer and to carry out fully the provisions and purposes of this Agreement.

15.  Successors and Assigns.  This Agreement is intended to bind and inure to the benefit of and be enforceable by Buyer and Seller and their respective successors and assigns (and for the avoidance of doubt, both Buyer’s and Seller’s rights under Section 3 above are transferable with shares of Series E Preferred held by Buyer or Seller, as applicable, after the Closing except as such transfer may be restricted under the terms and conditions of the 2002 Shareholders Agreement or the 2002 Registration Agreement).

16.  Choice of Law.  The construction, validity, interpretation and enforcement of this Agreement shall be governed by the internal law, and not the law of conflicts, of the State of Delaware.

*    *    *    *

IN WITNESS WHEREOF, the parties have executed this MetaMorphix, Inc. Series E Convertible Preferred Stock Purchase Agreement on the day and year first above written.

BUYER:

New Frontiers Capital, LLC

By:	/ s /

Its:

SELLER:

Applera Corporation

By:	/ s /
Ugo DeBlasi

Its:	Vice President and Controller

COMPANY:

MetaMorhphix, Inc.

By:	/ s /
Edwin Quattlebaum

Its:	President and CEO

Exhibit A

SCHEDULE 9

Company Capitalization

MetaMorphix, Inc.

Capitalization Chart

	No. of Shares Outstanding at 12/28/2005	No. of Shares Outstanding at 12/28/2005 assuming conversion

Common Stock	20,369,718	20,369,718
Series A Preferred Stock	1,001,000	1,001,000
Series B Preferred Stock	200,000	200,000
Series C Preferred Stock	714,661	714,661
Series D Preferred Stock	26,667	26,667
Series E Preferred Stock(1)	2,000,000	8,750,000
Series F Preferred Stock	1,833,962	1,833,962
Series G Preferred Stock(2)	1,549,934	1,549,934
Convertible Promissory Notes ($23,877,006 face value)	—	5,717,145
Stock Options	—	9,746,639
Warrants to purchase common stock	—	9,255,602

	27,695,942	60,878,413

(1) The Series E conversion ratio is 4.375 as of December 28, 2005.

(2) The Series G conversion ratio is 2.105 as of December 28, 2005.

SELLING SHAREHOLDER’S NOTICE OF INTENT TO TRANSFER SHARES

TO:	Wyeth, by and through Genetics Institute LLC Attn: Garrett L. Stackman, Corporate Counsel Five Giralda Farms Madison, New Jersey 07940 AND 87 CambridgePark Drive Cambridge, Massachusetts 02140	The Johns Hopkins University Attn: William E. Snow, Jr., Ph.D., Treasurer The Johns Hopkins University 1101 East 33rd Street, Suite E-200 Baltimore, Maryland 21218
	Star Bio Investments Inc. Attn: Todd L. Lahti, 860-410, 22nd Street E. Saskatoon, SK S7K 5T6 Canada	Se-Jin Lee, M.D., Ph.D. 6711 Chokeberry Road Baltimore, Maryland 21209

THIS NOTICE OF INTENT TO TRANSFER SHARES (“Notice”) is hereby given by Applera Corporation, a Delaware corporation (the “Selling Shareholder”), the holder of 2,000,000 shares of Series E Convertible Preferred Stock of MetaMorphix, Inc., a Delaware corporation (the “Company”) and a party to that certain February 28, 2002 Shareholders Agreement by and among the Selling Shareholder, as a permitted assignee of PE Corporation (NY), a New York corporation, acting through its Celera Genomics Group, and others (the “Shareholders Agreement”), to the other Shareholders identified in such Agreement.

This Notice is given to formally notify the other Shareholders who are party to the Shareholders Agreement, under Sections 3.01 and 3.03 of that Agreement, that (i) the Selling Shareholder has entered into a binding agreement to sell 1,542,857 shares (the “Offered Shares”) of its 2,000,000 shares (the “Stock Sale”) to New Frontiers Capital, LLC, a Delaware limited liability company (the “Third Party Purchaser”), whose address is New Frontiers Capital, LLC, 1111 S. Willis Avenue, Wheeling,  Illinois 60090, and (ii) the other Shareholders have a right of first refusal to purchase all (but not less than all) of the Offered Shares as provided in Section 3.03 of the Shareholders Agreement (the “Right of First Refusal”).  Please note that under Sections 3.01 and 3.02 of the Shareholders Agreement, the Company was also entitled to a notice of the Stock Sale and had a right to purchase all (but not less than all) of the Offered Shares, but the Company has provided an advance written waiver of its right to receive such notice under Section 3.01 of the Shareholders Agreement and its right to purchase the Offered Shares as provided in Section 3.02 of the Shareholders Agreement.  Accordingly, this Notice constitutes the First Notice contemplated by Section 3.01 of the Shareholders Agreement and the Second Notice contemplated by Section 3.03 of the Shareholders Agreement.

The Selling Shareholder, the Third Party Purchaser, and the Company have entered into a binding Series E Convertible Preferred Stock Purchase Agreement (the “Stock Purchase Agreement”), which sets forth the terms and conditions of the Stock Sale and which provides for the consummation of the Stock Sale subject to compliance with the relevant provisions of the Shareholders Agreement (i.e., the Right of First Refusal) and other conditions specified in the agreement.  The Stock Purchase Agreement is included as Attachment No. 1 to this Notice.  Pursuant to the Stock Purchase Agreement, the Third Party Purchaser would pay an aggregate cash purchase price of $3,124,373 in exchange for all of the Offered Shares.

As a condition to agreeing to the Stock Sale, the Selling Shareholder required that the Company enter into the Stock Purchase Agreement with the Selling Shareholder and the Third Party Purchaser for purposes of the covenants, representations, warranties, and other agreements and obligations set forth therein as being applicable to the Company (the “Company Commitments”).  Although the Company will not receive any of the proceeds of the Stock Sale if it is completed, the Company has represented to the Selling Shareholder that it was willing to enter into the Stock Purchase Agreement and bind itself to the Company Commitments only because the Third Party Purchaser has separately delivered to the Company the financing commitment letter included as Attachment No. 2 to this Notice (the “Third Party Financing Commitment Letter”).  The Company has further informed the Selling Shareholder that it would not be willing to agree to the Company Commitments to enable any sale of the Offered Shares unless the purchaser or purchasers provide a financing commitment on the same terms and conditions as are specified in the Third Party Financing Commitment Letter (a “Shareholder Financing Commitment Letter”).

As a Shareholder under the Shareholders Agreement, the Right of First Refusal provides that you (along with the other Shareholders other than the Selling Shareholder) have the right to elect to purchase, in the aggregate, all (but not less than all) of the Offered Shares on substantially the same terms and conditions as set forth in the Stock Purchase Agreement.  Please note that if one or more Shareholders effectively exercise the Right of First Refusal, then such Shareholders will be committed not only to purchase the Offered Shares from the Selling Shareholder but also to deliver a Shareholder Financing Commitment Letter to the Company (pro rata in the case of more than one Shareholder).  The Selling Shareholder is not willing to sell the Offered Shares without the Company Commitments, and the Company will not agree to the Company Commitments in connection with a sale to a purchaser or purchasers who have not made such a financing commitment.

Article III of the Shareholders Agreement sets forth the specific terms and conditions applicable to your Right of First Refusal, including the manner in which your right may be exercised, the number of Offered Shares that each Shareholder may purchase (if more than one Shareholder exercises the Right of First Refusal), the requirements for closing, and other details.  We refer you to, and recommend that you carefully review, Article III of the Shareholders Agreement, and we have included a copy of that provision as Attachment No. 3 to this Notice for your reference.  Article III of the Shareholders Agreement provides that you have twenty (20) business days after your receipt of this Notice (as “receipt” is determined by Section 9.06 of the Shareholders Agreement) within which to exercise your Right of First Refusal.  This notice is being sent to all of the Shareholders listed above on December 28, 2005, via overnight courier for delivery between December 29 and December 30, 2005.  Accordingly, per Section 9.06 of the Shareholders Agreement, this notice will be deemed received by all of such Shareholders by December 30, 2005, and the time period for exercising the Right of First Refusal will expire on January 31, 2006.

If the Right of First Refusal is not exercised in full for all (and not less than all) of the Offered Shares by one or more of the Shareholders other than the Selling Shareholders, then the Right of First Refusal will be deemed as having not been exercised and the Selling Shareholder will be permitted to consummate the Stock Sale subject to the limitations set forth in Section 3.04 of the Shareholders Agreement.

Please note that any sale of the Offered Shares, whether to the Third Party Purchaser or any Shareholder(s) who effectively exercise the Right of First Refusal, will occur independent of any transaction that may occur pursuant to the Third Party Financing Commitment Letter or a Shareholder Financing Commitment Letter, as may be applicable.  The Selling Shareholder is not a party to the Third Party Financing Commitment Letter, and would similarly not be a party to any Shareholder Financing Commitment Letter.  The Selling Shareholder has not imposed any restrictions on the Company’s or the Third Party Purchaser’s ability to modify or waive any provision of the Third Party Financing Commitment Letter or terminate it altogether, and no such restrictions would be imposed on any Shareholder Financing Commitment Letter.  Furthermore, the Selling Shareholder would have no right to enforce the Third Party Financing Commitment Letter or any Shareholder Financing Commitment Letter.  Accordingly, the Selling Shareholder cannot offer, and expressly disclaims, any assurances as to whether a financing will occur pursuant to the

Third Party Financing Commitment Letter or any Shareholder Financing Commitment Letter, or if such a financing does occur the amount of such financing, its terms and conditions, or its timing.

The co-sale provisions of Article IV of the Shareholders Agreement do not apply to the intended transaction as the Third Party Purchaser’s purchase of the Offered Shares would not result in the acquisition by any person, entity, or group of related persons or entities of more than 50% of the outstanding voting power of the Company.  We have made this determination based on representations from the Company and the Third Party Purchaser regarding the Company’s capitalization and the Third Party Purchaser’s ownership of Company capital stock.

If you have any questions or desire additional information, please contact:  counsel to the Selling Shareholder, Andrew M. Mayer, Applera Corporation, 301 Merritt 7, Norwalk, CT 06851-1070 (203-840-2906); or William E. Carlson, Esquire, Shapiro Sher Guinot & Sandler, 2000 Charles Center South, 36 South Charles Street, Baltimore, MD 21201 (410-385-4205).

This Notice is sent as of this day of December, 2005, by:

Applera Corporation

By:	/ s /
	Name:	Ugo D. DeBlasi
	Title:	Vice President and Controller

Exhibit B

Buyer’s Financing Commitment

NEW FRONTIERS CAPITAL, LLC
111 S. Willis Ave.
Wheeling, IL  60090
Phone 847-641-8300 Fax 847-541-8301

October 20, 2005

By FedEx

Edwin C. Quattlebaum, Ph.D., President

MetaMorphix, Inc.

8000 Virginia Manor Road, Suite 140

Beltsville, MD  20705

Dear Mr. Quattlebaum:

As you know our group New Frontiers Capital, LLC has made an offer, which has been accepted by Applera, to purchase 1,542,857 shares of Series E Convertible Preferred Stock of the Company (the “Shares”) which are convertible into 6,750,000 shares of the Company’s common stock.  We understand that your waiver, as well as the waivers of the four named shareholders in the original Celera shareholder agreement, are required to complete the transaction.

If these waivers are obtained, and if the required contractual arrangements with the Applera and other shareholders are completed, we will move forward with the transaction.

Further, if and when the purchase of the shares is completed our group will match an investment of new money that reaches a total of $2.6 million.  These new funds may originate with new investors or existing investors.  These funds must be in the company and not held in escrow subject to other requirements.  These funds must not be subject to any payment of fees or commissions to any third parties.

The $2.6 million of additional investment by New Frontiers Capital, LLC will be at terms no less attractive than any other investor funds raised during this round of financing.  In addition, we expect that a board seat will be made available to our group for an individual acceptable to your existing board.

We look forward to working with MMI to complete these transactions and to moving the company to profitability.

Yours truly,

/ s /

Gerald R. Forsythe
Managing Member